Yucheng Technologies Limited
F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

     January 5, 2011
VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C. 20549
Attention: Barbara Jacobs Collins and Robert Benton

Re:	Yucheng Technologies Limited
Form 20-F for the fiscal year ended December 31, 2009
Filed June 30, 2010
Forms 6-K filed May 19, 2010 and August 13, 2010
File No. 1-33134

Dear Ms. Jacobs and Mr. Benton:

The company, Yucheng Technologies Limited, plans on filing with the Securities and Exchange Commission, its response to the staff comment letter dated December 16, 2010, on or before January 24, 2011.

For future communications, please direct correspondence to Mr. Steve Dai, the Chief Financial Officer.  To contact Mr. Dai, his fax number is 011-86-105-913-7800, his telephone number is 011-86 10 5913-7998 and his email is sdai@yuchengtech.com.  It may also help to send a copy of your correspondence to our counsel in the United States, Mr. Andrew Hudders, Golenbock Eiseman Assor Bell & Peskoe, LP, 437 Madison Avenue, 40th Floor, New York, New York 10022, Tel- 212-907-7349, Fax 212-754-0330 and email ahudders@golenbock.com.

Thank you very much.

Sincerely

/S/ Weidong Hong

Weidong Hong,
Chief Executive Officer
cc: Steve Dai, CFO